Mail Stop 4561

						January 26, 2006

Robert Knight
President
Navitrak International Corporation
1190 Barrington Street, Suite 400
Halifax, Nova Scotia
CANADA  B3H 2R4

	Re: 	Navitrak International Corporation
		Registration Statement on Form SB-2
		Filed on December 30, 2005
		File No. 333-130775

Dear Mr. Knight:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Indicate that this registration statement constitutes the initial
public offering of Navitrak International Corporation`s common stock.
2. Limit your descriptions of the securities being registered to the
number of shares offered and how many are outstanding or underlie outstanding warrants. Details concerning the transactions in which the shares or warrants were sold or descriptions of the warrants do
not appear of sufficient importance to investors in this offering to
justify discussion on the cover page.
3. We note the reference to the "Pink Sheets" from the cover page. In your response letter, describe the extent to which quotations have been provided in this system and the extent to which trading has
occurred.   If there is no viable, established trading market for
your securities because quotations in the Pink Sheets are
sporadic,
or because the trading volume is sporadic or limited, it appears more
appropriate for you to simply state that there is no established trading market for your shares. If you believe that a reference to the Pink Sheets is "key" information to investors in this
offering,
please explain why in your response letter.  Also, consider
whether
it is necessary to explain the nature of Pink Sheets and the
significance to current investors.   Please note that any such
information must be provided in a manner that is consistent with the requirements of Rule 421(d).
4. Please limit the information on the outside front cover to one page. See Item 501 of Regulation S-B.

Summary, page 7
5. It is not apparent why you consider a discussion of your three inactive subsidiaries to be a key aspect of the offering that warrants summary disclosure. Eliminate this information or explain concisely the significance of the information to investors. Similarly, the transactions in which shares or warrants were previously issued do not appear to be of sufficient importance to investors in this offering to warrant discussion in the summary. See
Item 503 of Regulation S-B.
6. By contrast, a brief discussion of the predecessor and successor company, an understanding of which is necessary to appreciate the summary financial data, would be useful. Consider revising the summary to provide a brief overview of how the business operations were affected by the restructuring. Your discussion of the background of the issuer should focus on the effects the business combinations had on your operations or structure, rather than on the legal mechanics of transactions or the jurisdiction of incorporation of parties to the transactions.

Risk Factors
7. Please move the Forward-Looking Statements section from the risk factor discussion so that it appears after the risk factor section.
See Item 503(2)(a) of Regulation S-B.
8. Please remove from the general statement about risks the fourth and fifth sentences indicating that the risks described are not the only ones you face and that there are risks unknown to you that may also impair your business operations. Item 503 requires that you list known risk factors.

We have historically depended on the U.S. government . . . page 11
9. Risk factors should be brief and concise. It appears that you have addressed several distinct topics under the heading relating to dependence on U.S. government contracts. For example, while the first two paragraphs relate to obtaining contracts and generating or securing revenue, the third paragraph relates to contract termination provisions and the fourth to compliance issues. Revise to unbundled these distinct risks and address each material risk separately.

If we cannot qualify for a security clearance . .  page 12
10. Please refrain from using specially defined terms such as "FOCI" throughout the filing. Use of specialized definitions makes the text more difficult for investors to understand than is necessary. Instead of specialized definitions use a short, descriptive phrase.
The word combination "foreign ownership" appears to convey the information you seek to provide with respect to the self-constructed acronym referenced in this comment.

We are focused on one group of products.  Page 12
11. Please expand this risk factor to better explain why your market is at risk of "shrinking" or "disappearing." It is not clear why fierce competition in a small market might result in the market being eliminated. If you are asserting that this risk is in some way related to the nature of your products or business, please provide a clearer explanation.

We have a history of operating losses . . . page 12
12. Please provide a separate risk factor discussing the auditors` going concern opinion and the notation in the financial statements which states that there is substantial doubt about your ability to continue as a going concern. This risk factor should be prominently positioned at the beginning of the risk factors section.

Determination of Offering Price, page 18
13. Since there is no established market for your securities, please describe the factors that were considered in determining the fixed offering price of $1.00.

Selling Security Holders, page 18
14. We note your disclosure that none of the selling security holders is a broker-dealer or an affiliate of a broker-dealer "to [y]our knowledge." Please clarify the steps you have taken to determine whether the selling shareholders have such relationships. If you have not obtained representations from the security holders or otherwise evaluated this matter, what is the basis for text that implies that there are no such relationships? .

Description of Business, page 37
15. What is meant by the phrase "a majority of the minority of our shareholders" on page 38, and what is the significance of this information to investors in the offering? Who are you referencing and why were their views of significance to the board`s decisions
about the strategic direction of the company?   If this
information
is not of significance to current investors, why is it included? Similarly, the discussion of the negotiations between Blackstone and
Canadian Navitrak that preceded the arrangements for your acquisition of Blackstone and Canadian Navitrack appear unnecessarily detailed.
For example, are all of the closing conditions to the Blackstone-Canadian Navitrack transaction material to investors in the proposed offering? Please carefully evaluate the text under the heading "Corporate History" and revise so that this section is clear and concise.

16. On page 41, you state that a second amending agreement concerning the Blackstone-Canadian Navitrak acquisition was "dated as of September 16, 2004, but signed November 12, 2004." What was the purpose and effect of considering this agreement to have been entered into on September 16, 2004, although it was not executed until November 12, 2004? Tell us whether the terms of the agreement were legally enforceable by each party against the others on September 16,
2004. Provide us with the analysis supporting your conclusion in this respect.
17. Expand this section to describe in more detail the status of your business operations and to provide information responsive to Item 101(b) of Regulation S-B generally. For example, it is unclear whether you have had a few or multiple customers for the myriad products you describe. To the extent that your business is driven by one product line over another, you should address this in your discussion. You make references to products and services in the forepart of the prospectus but do not provide a discussion here regarding the nature of your services. Do you provide any type of service contracts once the system has been sold to a customer? If so, please describe the services you offer. Detailed discussions of products and activities associated with discontinued operations should generally not be necessary. Rather, information concerning those products should give investors an overview of activities the company and its predecessor conducted during the periods covered by the financial statements.
18. You identify several tactical moving map systems tailored to three specific markets. You also discuss ACTIVEmap and MAPS products. Please clarify how these products are distinguished from one another. For instance, how do the tactical moving map systems differ from ACTIVEmap, which you indicate has the same digital moving map engine as the Tactical Moving Map? Does each of the tactical moving map systems incorporate ACTIVEmap or are they distinct products that are sold separately? Likewise, are the GPS receiver,
Inertial Measuring Unit and Video Annotation Unit, which are sourced by third party-vendors, sold separately by you or are they integrated in such a way that they must be purchased in order to run your products? Do all three "AeroNavitraker" products require the use of the GPS receiver, Inertial Measuring Unit and Video Annotation Unit?
Revise the business description to clearly identify the products you create and how they interface with each other as well as with the products supplied by third parties. Identify whether any of the products are newly developed. Given your reference to field-testing products, it is also unclear whether some of the products you describe are untested. What is your timetable for bringing additional map-based systems to market, as discussed on page 52?
A
tabular presentation or diagram may be useful in clarifying the scope and status of your products and services.
19. You state that sales in 2005 consisted primarily of one sale to the City of Philadelphia police department. Describe which of your products were sold to the City of Philadelphia police department. Also discuss the approximate costs associated with the purchase of one of your systems products and, if applicable, service contracts.
We note on page 51 of Management`s Discussion and Analysis that the moving map system sold to the Philadelphia police department generated in excess of $80 thousand in product sales. The extent to which you have any other business activity, either from sales of other products or ongoing service contracts with this or other customers is unclear. Please revise the business description to clarify the scope of your operations.
20. The business section should be limited to a discussion of your business during the last three years. The discussion of your corporate history, which extends over five pages, is exceedingly detailed. Prominently positioned at the beginning of the business section, this technical recitation of dates, name changes, changes in capital stock and par values should be revised to provide potential investors with the business background information intended by Item
101(a) of Regulation S-B. It would appear that the business experience of the predecessor in this case is relevant information that should be discussed in this section.
21. You indicate on page 43 that you have had "minimal sales" since
November 12, 2004. Please discuss the factors that have contributed to the company`s experiencing minimal sales since the acquisition. Discuss also the reasons for "declining sales for the period leading up to [the] acquisition." Does management believe this trend is reversible? If so, what is the basis for this belief and what strategies do you expect to put in place to reverse this trend?

Distribution Methods, page 45
22. In your discussion of distribution methods, you refer to law enforcement and military communities. Clarify here whether your distribution efforts currently are focused solely on U.S. military and law enforcement communities or if they include Canada, Europe and/or other regions. In this regard we note your statements on page
46 that your predecessor completed work for the Canadian Department of National Defense and on pages 57-58 regarding your efforts to increase your selling focus in Middle East markets. Please include a complete discussion of your marketing strategy and efforts in the business section.
23. On page 46 you refer to four "notable contacts" including the USDA Forestry Service. What is the nature of your relationship with each of the four entities? Please limit your identification of relationships to ones that are material to investors and provide sufficient information so that investors will understand the historical and ongoing significance of the relationships you reference.
24. As for your marketing efforts in the Middle East, please provide us with the names of the countries in that region that are the focus of your selling efforts. What is the status of your plans to hire a
Middle East consultant? Have you effected any sales in any Middle Eastern countries and if so, which ones? For any countries that you have focused on but have not completed any sales, tell us whether you have any plans, proposals or arrangements to distribute your products in those countries.
25. Quantify the approximate length of the sales cycle for the two sales channels, namely law enforcement and the military.

Competition, page 46
26. We note that in some cases you predicate statements on the belief of management but do not state any basis for this belief. For example, you make the following claims based on management`s beliefs:

a. Management believes it competes with Raytheon Company and others in the military sector and that the lower price of its products constitutes an advantage over these large competitors.

b. Management believes that though its competitors in the law enforcement sector are better established and financed, that they
"are gaining functionality to become closer in capability to our current Law Enforcement product." Page 46

Given your brief history of operation, small size in revenues, staff
and customers, your description of your competitive position in the
industry is not sufficiently specific or informative.  For
example,
more specifically compare your product with the ones offered by Raytheon Company, Harris Corporation and the Thales Group. Ensure that your market niche is fully described and provide quantitative context for your reference to a price advantage relative to your competitors. Do your products have all the features of the ones offered by the major competitors? Similarly, disclose the basis for your belief that your system tailored to the law enforcement sector
is functionally more advanced than those of the companies you identify. In what respect do your products comprise a "scalable suite of complementary products that allows [you] to meet the needs of sophisticated users," and to what extent do the competitors` products lack this attribute? What was your "significant investment and development" and why is that a material competitive advantage, in
view of the pre-existing investment and development of the large competitors who apparently dominate the market? What strategic relationships afford you with material competitive advantages and why?
Managements Discussion and Analysis, page 50
27. Please revise the overview to eliminate the detailed corporate history information on pages 50-51 that is presented several times throughout the document and in full detail in the business section.
Duplication of information such as this should be avoided as it tends
to increases the length of the offering document without enhancing investor understanding. As a general matter, an overview should include the most important matters on which company`s management focuses in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Your presentation, which includes an "Overview," "Overview Summary," and "Industry Summary," as well as other subheadings, is confusing. Please revise to provide a unified overview with meaningful subheadings that enhance understanding. Refer to our guidance regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations. Release No. 34-48960 (December 2003) available on our website at
<http://www.sec.gov/rules/interp/33-8350.htm>.
28. Similarly you include cautionary statements relating to
forward-
looking statements on pages 49 and 51. Please revise to eliminate unnecessary redundancy.
29. You indicate on page 52 that you expect to fund your future development activities and operations in part from loans with the Atlantic Canada Opportunity Agency. Under the subheading Completion of contract negotiations between Navitrak and Atlantic Canada Opportunity Agency you disclose that you are in default with respect to loans with that institution as well as with the Program for
Export
Market Development and the Industrial Regional Assistance Program exceeding $1.5 million. This information should be prominently disclosed under a revised subheading that reflects the default status of loans with entities on which you are dependent for future funding.
The disclosure should also address the potential consequences to the
company relating to the default provisions of those agreements.
What
consideration was given to risk factor disclosure regarding the consequences of your default status?
30. In revising the overview, the disclosure regarding your
liquidity
position and the substantial doubt about your ability to continue as
a going concern is important information that should be
prominently
disclosed.
31. You state on page 52 that you will be dependent on existing cash
together with anticipated net proceeds from, among other things, private placements and debt to finance activities through the next 12 months.  You also state on page 61 that you expect to spend $3.5
million "during the twelve months ended September 2006."   Please
state the minimum period of planned operations that you are able to fund with current resources and with currently available assets and any funds from sources of future capital that you have already established. Also, disclose the amount of additional capital that would be needed to finance planned operations for a period of 12 months from the date of the prospectus. Please refer to Rule 135c in connection with revising your disclosure in the management`s discussion and analysis section regarding your capital resources.
32. Please explain why it is appropriate to compare your business opportunities with the business results of FLIR Systems Inc., whose business is "the design, manufacture and marketing of thermal imaging systems and infrared camera systems." Moreover, readers of your prospectus should be able to obtain the material information about your company that is necessary to an investment decision without reference to filings of other issuers. Please omit this reference.
If you are required to or wish to convey information to investors, provide that information in your filing. Briefly explain your reference to "gimbal stabilized electro optic cameras" and how this relates to your products.

Certain Relationships and Related Transactions, page 64
33. Regarding the August 24, 2001 acquisition of FlashPoint, Inc., please quantify the number of shares that were issued to each of Messrs. Michael, King and Dolan. The effect of the transaction on these persons on an individualized basis is unclear.
34. Regarding the June 1, 2004 acquisition of Blackstone by you, please tell us the basis for your conclusion that this was not a related party transaction requiring disclosure under Item 404. It appears that, given Mr. Knight`s position as president of both companies, this is a related party transaction in which the interest of Mr. Knight in both Blackstone and Navitrak and the effect of the
transaction on him and/or his affiliates should be disclosed.
35. In note 9 to the financial statements, you list a $172,281 payable to GM Capital Partners, Ltd., which is an eight percent shareholder according to the principal shareholder table. It appears that this is also a related party transaction that is not
discussed
in the related party section. We note discussion elsewhere in the financial statements regarding a consulting agreement and a payable of $72,691 to GM Capital Partners at September 30, 2005. Please ensure that all Item 404 related party transactions are fully described, including the nature and terms of the consulting agreement, as well as performance by the parties for each of the financial statement periods presented.
36. Limit the disclosure in this section to transactions occurring within the last two full years and any subsequent period or which are ongoing.  Also, revise the statement in the last paragraph on page
65
that reads in part "Except as disclosed .... we have not been a party
to any transaction, or series of transactions in which the amount involved exceeds $60,000" to eliminate the "to our knowledge" limitation. You should take such steps as may be required to discover and describe any transactions within Item 404 of Regulation
S-B.
37. Please clarify the quantitative and qualitative effects of the sale of the e-plug technology to related parties within the categories designated by paragraphs (a)(1)-(4) of Item 404 of Regulation S-B on an individual basis, as of April 30, 2004. Did the related parties have stock ownership interests in Invisa, Inc?

Executive Compensaion
38. Please provide footnote disclosure describing the nature of amounts in the "all other compensation" column. Note that this column is limited to compensation that could not be properly reported in any other column of the summary compensation table. See Item 402(b)(2)(v)
of Regulation S-B. The executive compensation information should be updated to provide information for the most recently completed year, which is now December 31, 2005.

Part II

Recent Sales of Unregistered Securities
39. For the transactions where you rely on Section 4(2) for
exemption
from registration, please state whether the purchasers are
accredited
or sophisticated and, if the later, outline the information
afforded
to them.
40. For the June 22 and December 6, 2004 transactions, describe the
services rendered by the consultants and the cash value of the services.
41. With regard to the U.S. purchaser involved in the November 12, 2004 transaction, who you identify as an accredited investor, please clarify the exemption from registration you are relying on. It appears from the last sentence on page 80 that you are relying on
Regulation S "In issuing all of these securities ...."  Please advise.

Undertakings
42. The undertakings required by Item 512(a) of Regulation S-B have recently been updated. Please update the disclosure to include the currently required undertakings outlined in paragraphs (a)(4) and
(g)(1) or (g)(2) of Item 512 of Regulation  S-B, as applicable.

Legality Opinion
43. The registration statement specifies that of the 12,916,000 shares of common stock being registered, 5,944,000 shares are currently outstanding, with the remaining shares issuable upon the exercise of warrants, yet the opinion indicates that all of the "Registered Shares" have been issued. Revise the opinion to state whether the common shares issuable upon exercise of the warrants will be duly and validly authorized and issued, fully paid and nonassessable when sold in the manner described in the registration statement.
44. Please advise as to the relevance of the first two sentences of the penultimate paragraph of the opinion. In rendering an opinion under Nevada law, it is unclear what effect having counsel admitted to states other than Nevada has on the opinion being rendered. In addition, your statement that you are "familiar with" the laws of Nevada raises questions as to whether counsel is qualified to opine on Nevada law. Jurisdictional qualifications of this type are inappropriate. Please revise.
45. We note that the legality opinion is limited by its date. Please ensure therefore that you file an updated legality opinion so it speaks as of a date immediately prior to the desired effective date.

Signatures
46. The signature page does not conform to the requirements of the Form. Please provide the signature of the person signing on behalf of the registrant. Also include the statement on the Form relating to other signatories in the capacities stated.
47. Indicate who is signing in the capacity of principal accounting officer or controller. See Instructions for signatures.

Navitrak International Corporation, formerly Flashpoint
International
Inc.

Note 3 - Summary of significant accounting policies

Revenue recognition, page F-12

48. We note that you recognize revenue from software license agreements at the time you "enter into a contract and provide [y]our customer with the licensed software" because you believe that your performance obligations are essentially complete. Indicate when this software license is delivered to the customers. We also note that you recognize revenue from the sale of GPS systems upon delivery of the entire system. Descriptions of your products throughout the filing suggest that all systems that you sell are GPS systems. Tell us how you considered the guidance of paragraph 13 of SOP 97-2 in determining that recognition of license revenue upon entering into a contract is proper. That is, tell us why the undelivered elements of a GPS system are not considered to be essential to the functionality of the delivered element (i.e., the software license). Your product descriptions suggest that customers would not have full use of the software in the absence of the hardware and GPS components.
49. We note your statement that your limited sales in 2005 "have continued to provide the opportunity to field-test the reliability and customer acceptability of [y]our system." Tell us how you have considered the "reliability" and "acceptability" of your systems in determining that the delivery and fixed or determinable and collectible fees requirements of SOP 97-2 have been met. That is, tell us whether any uncertainty exits surrounding customer acceptance of your products or the possibility that you will be required to provide a refund or concession in the event of customer dissatisfaction. Describe any acceptance criteria included in your agreements. Your response should address paragraph 20 of SOP 97-2 and to AICPA TPA 5100.67.

Note 6 - Deferred patent costs - discontinued operations, page F17
50. With regard to the $7,304,286 gain recognized upon split-off of the spark plug business, please tell us the following:
a. Identify the specific accounting literature upon which you relied for valuing the 28 million shares of your own common stock as consideration. That is, explain how you determined that the surrender and cancellation of your own common shares results in something other than a capital transaction and qualifies for gain recognition. Your response should also address how your accounting complies with Issue 12 of EITF 01-2.
b. Tell us what you mean when you describe the counterparties to this transaction as "the original vendors" as disclosures elsewhere in the filing suggest that the counterparties were insiders (officers).

Note 13 - Stock based Compensation

Warrants, pages F24 and F25
51. With regard to the Engagement Warrants issued to G.M. Capital Partners, Ltd., tell us the period over which the contracted services will be performed and the vesting terms and provide us with an analysis of how your accounting complies with generally accepted accounting principles. Refer to EITF 96-18. Confirm that you used the contract term instead of the expected term in the Black-Scholes
Option Method. If not, tell us whether using the contract term would result in a material change to the amount recognized. If material, the financial statements should be revised.
52. The Warrants issued to G.M. Capital Partners, Ltd. appear to be subject to certain registration rights and liquidated damages and as services are performed under the arrangement and the warrants vest, they will become subject to EITF 00-19. Refer to DIG C-3. You should carefully consider the conditions outlined in paragraphs 12 to
32 of EITF 00-19 in determining the appropriate classification of your various warrant issuances. See also Section II.B. of Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/ divisions/corpfin/acctdis120105.pdf. Please advise.


Note 15 - Business Combinations

(a) Acquisition of Net Assets of Predecessor, pages F26 and F27
53. Clarify why Sucessor Navitrak was not considered to be a public shell company since it appears to have had nominal assets and operations prior to the transaction with Predecessor Navitrak, a private operating company. That is, justify your accounting for the acquisition as a business combination rather than what appears, in substance, to be a capital transaction (i.e., a recapitalization). Be advised that the accounting for recapitalizations is the same as for reverse acquisitions except that no goodwill or other intangible assets are recorded. Furthermore, if the transaction is not a business combination, pro forma financial information should not be provided.
54. With regard to the issuance of the 2,230,000 shares of common stock to certain employees and management of the Predecessor, tell us how you determined that immediate expense recognition of compensation was appropriate. Confirm that the shares are not restricted and that they are fully vested. Your analysis should refer directly to the specific accounting guidance you applied and address whether the issuance of the shares was a condition of the acquisition and whether there are any associated service requirements.

Pro Forma Financial Information, Page F79
55. Note that the pro forma financial information should be removed when the financial statements have been updated to include the audited financial statements for the year ending December 31, 2005.
In this regard, since those historical financial statements will include both companies for an entire year, pro forma information is not allowed. See Rule 11-02(c)(2)(i) of Regulation S-X.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    	You may contact Tamara Tangen at 202-551-3458 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C.
Jacobs, Assistant Director, at 202-551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal

cc:  	Via facsimile:  604-687-6314
      Ethan Minsky
	Clark Wilson LLP

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Robert Knight
Navitrak International Corporation
January 26, 2006
Page 14